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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 1)


                              -------------------

                                 NET2PHONE, INC.
              (Name of Subject Company (Issuer and Filing Person))

                                 NET2PHONE, INC.
                       (Names of Filing Persons (offeror))

                              -------------------

           Options under the Net2Phone Inc. 1999 Amended and Restated
            Stock Option and Incentive Plan to purchase Common Stock,
                           Par Value $0.01 per share,
               Having an Exercise Price Per Share of $3.50 or More
                         (Title of Class of Securities)

                              -------------------

                                      n/a*
                      (CUSIP Number of Class of Securities)


                                                              Copy to:
        Bruce D. Shoulson, Esq.                         Richard W. Porter, Esq.
            General Counsel                                Kirkland & Ellis
            Net2Phone, Inc.                             200 East Randolph Drive
       520 Broad Street, 8th Fl.                        Chicago, Illinois 60601
        Newark, New Jersey 07102                            (312) 861-2000
             (973) 438-3881


            (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)


                            Calculation of Filing Fee
===============================================================================
    Transaction Valuation**                           Amount of Filing Fee***
-------------------------------------------------------------------------------
      $16,082,367                                           $3,217****
===============================================================================

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying shares of Common Stock of Net2Phone, Inc. is 64108N 10 6.
** Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,132,403 shares of common stock of Net2Phone, Inc. having an aggregate value of $16,082,367 as of January 2, 2002, will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
*** The amount of the filing fee, calculated in accordance with Rule 0-11(b) at the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
****  Previously Paid


|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                       Amount Previously Paid:    Not applicable.
                       Form or Registration No.:  Not applicable.
                       Filing party:              Not applicable.
                       Date Filed:                Not applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                   |_| Third-party tender offer subject to Rule 14d-1. |X| Issuer tender offer subject to Rule 13e-4.
                   |_| Going-private transaction subject to Rule 13e-3. |_| Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|.
===============================================================================

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         This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed by Net2Phone Inc., with the Securities and Exchange Commission on January 22, 2002 in relation to an offer by Net2Phone to reprice certain outstanding options to purchase shares of Net2Phone's common stock held by eligible option holders, as set forth in the Schedule TO and this Amendment No. 1.


Item 1.  Summary Term Sheet


         The information set forth under "Summary Term Sheet" in the Offer to Reprice options issued under Net2Phone, Inc.'s 1999 Amended and Restated Stock Option and Incentive Plan, dated February 11, 2002 (the "Offer to Reprice"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.


Item 2.  Subject Company Information.


         (a) Name and Address. The name of the issuer is Net2Phone, Inc., a Delaware corporation, and the address of its principal executive office is 520 Broad Street, 8th Floor, Newark, New Jersey 07102 (973) 438-3111. The information set forth under Section 10 ("Information Concerning Net2Phone") is incorporated herein by reference.



         (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by Net2Phone to reprice options outstanding under Net2Phone's 1999 Amended and Restated Stock Option and Incentive Plan (the "1999 Plan") to purchase shares of Net2Phone's common stock, par value $0.01 per share ("Common Stock"), granted on or before December 18, 2001 and having an exercise price per share greater than the repriced exercise price assigned to those options (the "Options"), upon the terms and subject to the conditions described in the Offer to Reprice, and the related Cover Letter to Eligible Option Holders (the "Cover Letter") (the Cover Letter and, together with the Offer to Reprice Election
Form and Form of Notice of Change in Election, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(1). As of January 2, 2002, there were Options to purchase 5,132,403 shares of Common Stock outstanding and eligible to be repriced in this Offer. Only employees of Net2Phone, designated employees of IDT Corporation, designated employees of Adir Technologies or of one of their subsidiaries and non-employee directors of Net2Phone as of the date the Offer commences and who continues as such employees or non-employee directors until June 1, 2002 will be eligible to participate in the Offer. The information set forth in Section 1 of the Offer to Reprice ("Eligible
Option Holder") and Section 2 ("Number of Options; Expiration Date") is incorporated herein by reference.


         (c) Trading Market and Price. The information set forth in the Offer to Reprice under Section 8 ("Price Range of Common Shares") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.


         (a) The information set forth in the Offer to Reprice under "Summary Term Sheet," Section 1 ("Eligible Option Holder"), Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Repricing Options"),
Section 5 ("Withdrawal Rights"), Section 6 ("Acceptance of Options for Repricing"), Section 7 ("Conditions of the Offer"), Section 9 ("Terms of Repriced Options"), Section 10 ("Information Concerning Net2Phone"), Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), Section 14 ("Material Tax Consequences for Employees who are Residents in Countries other than the United States") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.


         (b) The information set forth in the Offer to Reprice under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

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Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

         (e) The information as forth in the Offer to Reprice under Section 11 ("Interest of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Offer to Reprice under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Reprice under Section 4 ("Procedures for Repricing Options") and Section 9 ("Miscellaneous Matters Concerning Repriced Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Reprice under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Offer to Reprice under Section 9 ("Miscellaneous Matters Concerning Repriced Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Reprice under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

         (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

         (a) The information set forth in the Offer to Reprice under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

         (b) The information set forth in the Offer to Reprice under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

         Not applicable.

Item 10. Financial Statements.

         (a) The information set forth in the Offer to Reprice under Section 10 ("Information About Net2Phone, Inc.") and Section 17 ("Additional Information"), and on pages F-1 through F-23 of the Company's Annual Report on Form 10-K for its fiscal year ended July 31, 2001 and pages 3 through 7 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2001 is incorporated herein by reference.


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Item 11. Additional Information.

         (a) The information set forth in the Offer to Reprice under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

Item 12. Exhibits.


         (a) (1) Offer to Reprice, and Summary of Terms dated February 11,
                 2002.


             (2) Cover Letter to Eligible Option Holders.

             (3) Election Form.

             (4) Form of Notice of Change in Election.

             (5) Net2Phone, Inc. Annual Report on Form 10-K for its fiscal year ended July 31, 2001, filed with the Securities and Exchange Commission on October 29, 2001 and incorporated herein by reference.

             (6) Net2Phone, Inc. Proxy Statement Pursuant to Section 14(a) of
                 the Securities Exchange Act of 1934, filed with the Securities and Exchange Commission on November 29, 2001 and incorporated herein by reference.

             (7) Net2Phone, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2001, filed with the Securities and Exchange Commission on December 17, 2001 and incorporated herein by reference.

         (b) Not applicable.

         (d) Net2Phone, Inc. 1999 Amended and Restated Stock Option and Incentive Plan, filed as Annex E to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on June 6, 2000.

         (g) Not applicable.

         (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

         (a) Not applicable.


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                                   SIGNATURES
         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 11, 2002


                                           NET2PHONE, INC.



                                       By: /s/ Stephen M. Greenberg
                                           ------------------------
                                           Stephen M. Greenberg
                                           Chief Executive Officer



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